Exhibit 99.1

3 February 2025

Nexxen International Ltd

(“Nexxen” or the “Company”)

 Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Nexxen notifies the market that as at 3 February 2025, the Company's issued share capital consists of 197,973,693 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 68,924,107 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 129,049,586.

The above figure of 129,049,586 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform ("DSP") and supply-side platform ("SSP"), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen's robust capabilities span discovery, planning, activation, monetization, measurement and optimization - available individually or in combination - all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.